

February 21, 2012

Via E-mail
Min Li
Chief Financial Officer
Gulf Resources, Inc.
99 Wenchang Road, Cheming Industrial Park,
Shouguang City
Shandong, China F4 262714

> **Re:** **Gulf Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 14, 2011**
> **Response dated February 10, 2012**
> **File No. 1-34499**

Dear Mr. Li:

We have reviewed your response letter dated February 10, 2012, and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 30, 2010

General

1. Your "Company Data" within Edgar does not reflect your current fiscal year end of December 31st. It currently shows a fiscal year end of November 30th. Please revise your information within Edgar accordingly.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Prior Comments 2-5

2. We note your responses to comments 2-5 in our letter dated January 13, 2012, including the draft disclosures. In future filings, please enhance these disclosures to provide the following additional information:

    - An explanation for the increase in repairs and maintenance costs anticipated for fiscal year 2012 given the significant difference from the repair and maintenance costs incurred during fiscal year 2011. As part of this explanation, please disclose the type of enhancement to be made and to which facility.
    - Clarification that none of the other enhancements to your existing factories completed during fiscal year 2011 resulted in the replacement of assets along with an explanation as to why. In this regard, we note from your draft disclosure that certain protective shells for the crude salt fields were replaced as part of the enhancements made with gross carrying value of $2,840,959 as compared to the $32,466,753 in total enhancements made during fiscal year 2011.
    - Each facility's current enhancement cycle (i.e., for each facility, state the types of enhancements the facility requires, the date of when each enhancement was last made, if at all, and the time period in which the next enhancement will be made).
    Please provide us with the disclosures you intend to include in your fiscal year 2011 Form 10-K.
    Please provide us with the disclosures you intend to include in your Form 10-K.

Prior Comment 6

3. We note the draft disclosures provided in response to comment 6 in our letter dated January 13, 2012. The draft disclosure does provide investors with a better understanding about the changes in annual production capacity. Please expand upon this disclosure to provide a more detailed explanation as to why the cost per ton production capacity significantly increased during fiscal years 2009 and 2010 and then significantly declined during fiscal year 2011. Please also expand upon your disclosure regarding the annual bromine production capacity being reduced by 4,753 tons per annum. In this regard, your annual production capacity for fiscal year 2011 declined by 7,953 tons after consideration of the 3,200 ton increase during fiscal year 2011. Finally, please also explain how management reasonably concluded that virtually all of the plant and equipment costs during fiscal years 2007 through 2011 were capitalizable enhancements to existing functionality instead of repair and maintenance period costs. Please provide us with the disclosures you intend to include in your Form 10-K.

4. We note from your draft disclosure that the cost of replacing the eroded protective shells to the crude salt fields, extraction wells and transmission channels and ducts was $20.1 million. We further note from your draft disclosure that the corresponding gross carrying values were $2,840,959. Please provide investors with a comprehensive explanation for the significant increase in the cost of these protective shells. Please provide us with the disclosures you intend to include in your Form 10-K.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief